

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 20, 2009

Jeffrey M. Rojek
Chief Financial Officer
GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, New York 10022

> **RE:** **GLG Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **File No. 1-33217**

Dear Mr. Rojek:

We have reviewed your response letter dated February 4, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results Of Operations, page 50.

Assets Under Management, page 61

2. We have read your response to comment four from our letter dated January 9, 2009 and have the following comments.
    *   Similar to the information presented in your response, please confirm that you will disclose the notices required for an investor to make a redemption.
    *   We continue to believe that information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/ or notices of expected redemptions is important to investors. Notwithstanding the fact that redemption notices may be cancelled with the approval of a director of the relevant GLG Fund or redemptions suspended or deferred by the boards of the respective GLG Funds, your disclosures should clearly discuss any known trends in redemptions or notice of expected redemptions within MD&A. In this regard, you may wish to disclose the fact that redemptions may be cancelled or suspended or provide historical evidence regarding the cancellation or suspension of redemptions to help provide context to your redemption disclosures. Furthermore, it is unclear to us that "other offsetting changes in AUM" would mitigate the need to discuss material redemptions.

Proxy Statement for 2008 Annual Meeting

Performance Compensation Awards for 2008, page 19

3. We note in your response to comment 11 in our letter dated January 9, 2009 that the company intends to disclose the performance targets to the extent that such targets provide material information necessary to an understanding of the company's compensation policies and would not result in competitive harm to the company. In addition, you believe that competitive harm may not be significant. However, you also state that disclosure of the target amounts for 2008 would not provide material information because the compensation committee can exercise significant judgment and discretion in determining the actual amount paid to the executive officers, and targets amounts could be misused by financial analysts, stockholders, competitors and others because these amounts are not intended to provide guidance of expected performance.

    It appears from your response that the size of the 2008 bonus pool and net AUM target amounts are material in determining the executive officers compensation for 2008. Furthermore, as set forth in Item 402(b)(2)(vi) of Regulation S-K, you should discuss "whether discretion can be or has been exercised (either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout), identifying any particular exercise of discretion, and stating whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s)."

Also, in your MD&A and CD&A disclosure, you should describe management's strategies, including the company's growth strategies, and 2008 bonus targets. It appears that the bonus targets can be disclosed in a manner that will not incorrectly signal the market about your goals and strategy because you can clearly explain what trends, events, and uncertainties are affecting the business currently and for the periods reported upon. Please quantify your 2008 performance targets as required by Item 402 of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief